UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 3, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated March 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: April 3, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. Raises $0.5 Billion through Secondary Offering of Enbridge Income Fund Holdings Inc. Shares; Achieves Previously Announced Asset Monetization Target

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. NEWSWIRE SERVICES

CALGARY, ALBERTA, March 27, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) announced today that it and Enbridge Income Fund Holdings Inc. (TSX:ENF) (EIFH) have entered into an agreement with a syndicate of underwriters (the Underwriters) led by BMO Capital Markets, CIBC Capital Markets and Scotiabank, pursuant to which the Underwriters have agreed to purchase, and Enbridge has agreed to sell, on a bought deal basis, 15,085,000 EIFH common shares (the Common Shares) at a price of $33.15 per Common Share (the Secondary Offering Price) for distribution to the public, for gross proceeds to Enbridge of approximately $0.5 billion (the Secondary Offering). The closing of the Secondary Offering is expected to occur on or about April 18, 2017.

The Underwriters have also been granted an option to purchase up to an additional 2,262,750 common shares of EIFH from Enbridge at the issue price to cover over-allotments, if any. If exercised in full, Enbridge will receive additional gross proceeds of approximately $75.0 million. The over-allotment option is exercisable, in whole or in part, by the Underwriters at any time up to 30 days after the closing of the Secondary Offering.

The proceeds of the Secondary Offering will initially be used by Enbridge to pay down short-term debt, pending reinvestment by Enbridge in its growing portfolio of secured projects. In September of 2016 at the time of the announcement of its merger with Spectra Energy Corp, Enbridge also announced its intention to divest or monetize up to $2.0 billion of assets over the ensuing 12 months to further bolster its financial strength and flexibility. To date, the Company has raised, enterprise wide, approximately $1.7 billion through the sale by the Fund Group (made up of Enbridge Income Fund, Enbridge Commercial Trust and Enbridge Income Partners LP) of the South Prairie Region liquids pipeline assets and the divestiture of other assets and investments. With the completion of this Secondary Offering, the Company will have more than achieved its previously announced monetization target.

Immediately prior to the closing of the Secondary Offering, Enbridge will exchange ordinary units of Enbridge Income Fund for an equivalent amount of common shares of EIFH. In order to maintain its 19.9 percent interest in EIFH, Enbridge will retain a portion of the common shares issued pursuant to such exchange and sell the balance under the Secondary Offering. EIFH will not receive any proceeds from the Secondary Offering and Enbridge will pay all expenses and fees associated with the offering. Upon completion of the Secondary Offering, Enbridge’s economic interest in the Fund Group will be reduced from 86.9 percent to 84.9 percent (84.6 percent if the over-allotment option is exercised in full).

“This transaction is expected to be neutral in 2017, but increasingly accretive to Enbridge’s ACFFO/share over the Company’s planning horizon,” said John Whelen, Executive Vice President and Chief Financial Officer. “It accomplishes two important strategic initiatives. First, it enables us to more than achieve the asset monetization target we announced last fall, earlier than planned, bolstering the balance sheet and positioning the Company to grow post combination with Spectra Energy Corp. Second, it furthers our previously communicated objective to gradually increase the public’s economic interest in the Fund Group to approximately 20 percent over time and increase EIFH’s public market capitalization and trading liquidity. The sale of the South Prairie Region assets late last year was more than sufficient to meet the Fund Group’s equity financing needs through the end of 2017. With its near term equity requirements taken care of, EIFH had additional capacity to accommodate a secondary offering by Enbridge this year.”

Going forward, Enbridge will continue to hold a very significant economic interest in the Fund Group which holds key assets within the larger Enbridge asset portfolio. The Company is not contemplating any further secondary offerings of EIFH shares at this time and expects that the public’s interest in the Fund Group will grow to the communicated 20 percent target over the medium term planning horizon as EIFH raises equity from the public to fund the secured capital program being undertaken by the Fund Group.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction. The Common Shares offered have not been registered under the United State Securities Act of 1933, as amended, and may not be offered or sold within the United States.

Forward-Looking Statements Regarding Enbridge Inc.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this news release include, but are not limited to, statements with respect to the Secondary Offering, including the closing date thereof, the use of proceeds, the achievement of the Company’s asset monetization target, the Company’s resulting balance sheet and growth position, the increased liquidity for public shareholders of EIFH resulting from the Secondary Offering, the Company’s intention to increase the public’s economic interest in the Fund Group, the impact of the Secondary Offering on the Company’s ACFFO over the term of the Company’s strategic plan, the Fund Group’s equity funding needs, Enbridge’s intentions with respect to its economic interest in the Fund Group and any future secondary offerings. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining, but not limited to, the timing and completion of the Secondary Offering and other asset monetization transactions; estimated future cash flow and dividends; expected ACFFO; financial strength and flexibility; debt and equity market conditions; project construction and completion; in-service dates; operating performance; regulatory parameters; weather; economic and competitive conditions; exchange rates, inflation and interest rates; changes in tax law and tax rates; counterparty risk; and supply of and demand for commodities and commodity prices. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release makes reference to non-GAAP measures, including ACFFO and ACFFO per share. ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management of Enbridge believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge. Management of Enbridge uses ACFFO to assess performance and to set its dividend payout target. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. Additional information on Enbridge’s use of non-GAAP measures can be found in Enbridge’s Management’s Discussion and Analysis (MD&A) available on Enbridge’s website and www.sedar.com.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipelines, accounting for nearly 68% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.
Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: jonathan.gould@enbridge.com

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